Exhibit 23(e)

          Consent of Independent Auditors

          The Board of Directors
          Penn Fuel Gas, Inc.:

          We consent to the inclusion in the registration statement on Form S-4 of PP&L Resources, Inc. of our report dated April 4, 1997, with respect to the consolidated balance sheets of Penn Fuel Gas, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of years in the three-year period ended December 31, 1996. Such report refers to a change in 1995 in the method of recognizing revenues from sales of natural gas to residential and small commercial customers and also a change in 1995 in the method of accounting for postretirement benefits other than pensions.

          We also consent to the reference to our firm under the heading "Experts" appearing elsewhere herein.

          /s/ KPMG Peat Marwick LLP


          Philadelphia, Pennsylvania
          September 3, 1997